Exhibit 99.121

VOX RESPONDS TO OTC MARKETS REQUEST ON RECENT

PROMOTIONAL ACTIVITY

TORONTO, CANADA – June 8, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a returns focused precious metals royalty company, has received a request from OTC Markets Group Inc. (“OTC Markets”) to issue a statement about recent promotional activity concerning its common shares (the “Common Shares”).

On June 6, 2022, OTC Markets informed the Company that it became aware of certain promotional activities concerning the Company and the Common Shares traded on the OTCQX Marketplace, including the distribution of two promotional newsletter e-mails published by GRA Enterprises LLC (“GRA”) through its domain and trade name (National Inflation Association or inflation.us) discussing the Company, its royalty assets and other publicly traded mining royalty companies generally. The publications also contained summaries of recent news releases issued by Vox. OTC Markets provided examples of the promotional material for reference.

GRA is a third-party marketing firm retained by the Company to provide communications and media services. Each of the newsletters presented factual statements regarding the Company, its business and industry.

The Company provided GRA with publicly available source information for the newsletters and retained editorial control over the wording in the materials, including reviewing the materials for factual accuracy prior to their dissemination. The Company does not believe the statements in the newsletters were false or misleading. The appointment of GRA, the nature of the relationship between Vox and GRA as well as the compensation to be paid to GRA was publicly disclosed in a news release on June 6, 2022, which can be found under the Company’s profile on SEDAR and on the Company's website, as well as in each of the newsletters.

As represented and covenanted to Vox in its consulting agreement dated June 3, 2022, neither GRA nor any of its principals currently own any securities, directly or indirectly, of the Company nor have any current intention to acquire any securities of the Company.

Further, the Company understands this promotional activity may have coincided with increased trading activity in the Common Shares beginning on June 6, 2022. The Company does not believe the promotional activities were a factor in any increase in trading volume in the Common Shares. Rather, the Company attributes the increase in trading volume to recent royalty acquisitions announced by the Company on June 6, 2022 and May 26, 2022, as well as the announcement of significantly increased 2022 revenue guidance on May 26, 2022, which investors can find under the Company’s profile on SEDAR and on the Company's website.

In the last 12 months, the Company has worked with GRA, Stockhouse Publishing Ltd., Rose & Company, Generation IACP Inc., Proactive Investors North America Inc. and Independent Trading Group (ITG), Inc. to provide investor relations, public relations services, marketing, market-making or other related services, details of which have been publicly disclosed in news releases issued by Vox on June 6, 2022, February 24, 2022, June 30, 2021, April 26, 2021, September 23, 2020 and August 28, 2020, respectively.

After an inquiry by management, none of the Company's executive officers or directors have sold or purchased shares of the Company within the past 90 days. To the knowledge of the Company, no controlling shareholders or third-party service providers have sold or purchased shares of the Company within the past 90 days.

The OTC Markets has further requested that the Company state whether it has issued any shares or convertible instruments allowing conversion to equity securities at prices constituting a discount to the current market rate at the time of the issuance. Since Vox's Common Shares were listed on the TSX Venture Exchange on May 19, 2020, as disclosed in its public filings on SEDAR, the Company has periodically issued Common Shares as partial or complete consideration to vendors of royalty assets when completing “Expedited Acquisitions” pursuant to TSX Venture Exchange policies. In some cases, the delay between signing of a binding agreement and the completion/closing thereof may result in certain securities being issued at a small discount to the market rate at the time of issuance, as pricing of the shares is determined based on the agreement and announcement date (rather than the issue date) in accordance with TSX Venture Exchange policies. Please refer to the Company’s SEDAR profile for additional information on the Company’s past royalty acquisitions.

About Vox

Vox is a returns focused precious metals royalty company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest risk-adjusted returns in the mining royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.